Exhibit 99.1

 Mainz Biomed Reports 2024 Financial Results and Provides Corporate Update

Lab network revenue increased by 33% year over year, reflecting strong demand for ColoAlert® in Europe

Operating loss decreased by 30% and net loss by 18%, driven by targeted cost reductions and a sharper strategic focus

Strategic partnerships with industry leaders mark key progress

Company highlights its early accomplishments for 2025

BERKELEY, US – MAINZ, Germany – April 1, 2025 — Mainz Biomed N.V. (NASDAQ:MYNZ) (“Mainz Biomed” or the “Company”), a molecular genetics diagnostic company specializing in the early detection of cancer, announced today financial results for the year ended December 31, 2024, a summary on 2024 accomplishments, and an update on corporate developments for early 2025.

Key 2024 Accomplishments

•	Mainz Biomed and Thermo Fisher Scientific signed a collaboration agreement for the development of the Company’s next generation colorectal cancer (CRC) screening product for global markets. The agreement will enable Mainz Biomed and Thermo Fisher to jointly develop and potentially commercialize Mainz Biomed’s next generation colorectal cancer screening product. The collaboration will harness Thermo Fisher’s powerful technologies, instrumentation and information translation systems to allow Mainz Biomed to develop the proprietary assays for its mRNA-based next-generation CRC screening tests which are redefining standards in early cancer detection.
•	Mainz Biomed entered into an agreement with Quest Diagnostics to provide clinical trial laboratory services for Mainz Biomeds’s ReconAAsense study, a prospective clinical study that will include approximately 15,000 subjects from 150 sites across the United States to develop data supporting FDA validation of the next generation test. In addition, Mainz Biomed will provide Quest with the option to exercise semi-exclusive rights to provide testing services based on the test kit for an eighteen-month period, assuming its approval by the FDA.
•	Mainz Biomed executed an $8.0 Million follow-on offering for 1,367,521 units sold at an offering price of $5.85 per unit, priced at-the-market under Nasdaq rules. Each unit included an ordinary share, a Series A warrant and a Series B warrant. Each Series A warrant is immediately exercisable at an exercise price of $5.85 per share and will expire five years from the date of issuance. Each Series B warrant is immediately exercisable at an exercise price of $5.85 per share and will expire on the earlier of 30 days following receipt of results from the Company’s eAArly Detect 2 study and one year from the date of issuance.

•	In October 2024, the Company made a strategic decision to focus its efforts on three key initiatives for the remainder of 2024 and into 2025 in order to maximize shareholder value. Those initiatives are:
o	The continued growth of its ColoAlert® business in Europe through its distribution/lab partner network;
o	Development of its next generation colorectal cancer screening product; and
o	Running a 2,000 patient study, with average risk patients in the U.S., to read out by the end of 2025 (eAArly DETECT 2). With eAArly DETECT 2, the Company addresses FDA feedback and prepares for a new submission for breakthrough device designation with an expanded data set, including a larger average-risk patient population.
•	During 2024, Mainz Biomed’s revenue from sales through its lab partner network increased by 33% year over year; this increase was tempered by a decrease in direct-to-consumer sales as the Company ceased its efforts in that unprofitable channel.
•	In 2024, Mainz Biomed’s loss from operations and net loss decreased by 30% and 18%, respectively. These decreases are the result of the Company’s efforts to reduce costs and focus on its three key initiatives for 2025.
•	Mainz Biomed published key findings from its groundbreaking eAArly DETECT study during a poster presentation at the renowned Digestive Disease Week (DDW) 2024 in Washington D.C. The Company was awarded as a Poster of Distinction by the Digestive Disease Week judges for the presentation of industry leading results: 97% sensitivity for colorectal cancer and 82% for advanced precancerous lesions. The eAArly DETECT results demonstrated that within the advanced precancerous lesion patients, 100% of those patients with high grade dysplasia were detected.
•	The Company presented pivotal data from its largest cohort to date during a poster presentation at the American Society of Clinical Oncology (ASCO) 2024 Annual Meeting in Chicago, Illinois. This data combined results from the ColoFuture and eAArly DETECT studies including additional patient samples collected since the first reported study results. The new study data confirmed previous ColoFuture and eAArly DETECT study performance with sensitivity for CRC of 92% and 82% for advanced adenomas, including 96% detection of high-grade dysplasia.
•	Mainz Biomed expanded its collaboration with Liquid Biosciences to the Company’s next-generation detection test for pancreatic cancer. The companies are leveraging Liquid Biosciences proprietary AI analysis technology platform (EMERGE) to extend and optimize the selection of novel biomarkers for PancAlert.

Early 2025 Updates

•	On January 23, 2025, the Company received formal notice from Nasdaq confirming that it had regained compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market set forth in Listing Rule 5550(b)(1). Mainz Biomed had previously received confirmation that it had regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). Mainz Biomed is now in full compliance with all Nasdaq continued listing requirements.

•	The Company reported the first patient has been enrolled in eAArly DETECT 2, a feasibility study to evaluate the Company’s next-generation colorectal cancer (CRC) test. The test integrates its proprietary mRNA biomarkers, an AI-developed algorithm, and a FIT test over a population of approximately 2,000 average-risk patients to validate the industry-leading results of previous feasibility studies and support the transition of CRC screening to CRC prevention. This keeps the Company on schedule to report top-line results by the end of 2025.

•	Signed a license and option agreement with Liquid Biosciences to access novel mRNA biomarkers for early detection of pancreatic cancer via blood test. Independent validation of the algorithm-biomarker combination showed 95% sensitivity and 98% specificity.

“We are proud of the accomplishments our team achieved in 2024, which was a transitional year for Mainz Biomed,” commented Guido Baechler, Chief Executive Officer of Mainz Biomed. “While navigating through a period of difficult market conditions, especially for small cap healthcare and technology stocks, we reached many significant milestones. As we look at our early results for 2025, we are encouraged by the progress of our eAArly DETECT 2 study and by our recently announced discovery and license of a suite of mRNA biomarkers, showing outstanding preliminary results for a blood-based pancreatic cancer detection test.”

Condensed Consolidated Financial Statements (unaudited):

Mainz Biomed N.V.

Condensed Consolidated Statements of Financial Position (unaudited)

(in U.S. Dollars)

	December 31,	December 31,
	2024	2023
ASSETS
Current Assets
Cash	$6,235,670	$7,070,925
Trade and other receivables, net	50,815	93,555
Inventories	372,870	613,638
Prepaid expenses and other current assets	1,184,675	1,201,778
Total Current Assets	7,844,030	8,979,896

Property and equipment, net	1,365,144	1,702,317
Intangible assets	3,017,462	3,394,645
Right-of-use assets	1,011,531	1,332,170
Total assets	$13,238,167	$15,409,028

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$2,853,572	$3,484,317
Deferred Revenue	-	138,889
Current maturities of long-term debt	2,125,254	4,936,428
Intellectual property acquisition liability - related party	690,575	388,839
Lease liabilities	280,145	288,463
Total current liabilities	5,949,546	9,236,936

Long term debt	-	1,030,166
Lease liabilities	865,982	1,165,723
Intellectual property acquisition liability - related party	376,096	726,977
Total Liabilities	7,191,624	12,159,802

Shareholders' equity
Share capital	922,125	235,818
Share premium	69,065,027	51,507,526
Reserve	27,594,947	21,286,215
Accumulated deficit	(90,978,684)	(69,328,021)
Accumulated other comprehensive income	(556,872)	(452,312)
Total shareholders' equity	6,046,543	3,249,226

Total liabilities and shareholders' equity	$13,238,167	$15,409,028

Condensed Consolidated Financial Statements (unaudited):

Mainz Biomed N.V.

Condensed Consolidated Statements of Profit or Loss and Comprehensive Loss (unaudited)

(in U.S. Dollars)

	Years ended
	December 31,
	2024	2023
Revenue	$893,991	$895,479
Cost of revenue	319,108	385,820
Gross profit	574,883	509,659
Gross margin	64%	57%
Operating expenses:
Sales and marketing	6,581,333	6,158,477
Research and development	5,839,033	9,590,393
General and administrative	6,572,765	11,405,471
Restructuring expense	277,160	-
Total operating expenses	19,270,291	27,154,341

Loss from operations	(18,695,408)	(26,644,682)
Other income (expense), net	(2,955,255)	348,955

Income (loss) before income tax	(21,650,663)	(26,295,727)
Income taxes provision	-	-
Net loss	$(21,650,663)	$(26,295,727)

Foreign currency translation gain (loss)	(104,560)	(504,494)
Comprehensive loss	$(21,755,223)	$(26,800,221)

Basic and dilutive loss per ordinary share	$(22.36)	$(64.76)
Weighted average number of ordinary shares outstanding	968,234	406,058

Please visit Mainz Biomed’s official website for investors at mainzbiomed.com/investors/ for more information

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About Mainz Biomed NV
Mainz Biomed develops market-ready molecular genetic diagnostic solutions for life-threatening conditions. The Company’s flagship product is ColoAlert®, an accurate, non-invasive and easy-to-use, early-detection diagnostic test for colorectal cancer. ColoAlert® is marketed across Europe. The Company is currently running a development study to finalize with the next gen CRC screening test as preparation for the pivotal FDA clinical study for US regulatory approval. Mainz Biomed’s product candidate portfolio also includes PancAlert, an early-stage pancreatic cancer screening test based on real-time Polymerase Chain Reaction-based (PCR) multiplex detection of molecular-genetic biomarkers. To learn more, visit mainzbiomed.com or follow us on LinkedIn, Twitter and Facebook.

For media inquiries

MC Services AG

Anne Hennecke / Maximilian Schur
+49 211 529252 17

mainzbiomed@mc-services.eu

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Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from the Company’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the failure to meet projected development and related targets; (ii) changes in applicable laws or regulations; and (iii) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission (the “SEC”) by the Company. Additional information concerning these and other factors that may impact the Company’s expectations and projections can be found in its initial filings with the SEC, including its annual report on Form 20-F filed on March 31, 2025. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statement made by us in this press release is based only on information currently available to Mainz Biomed and speaks only as of the date on which it is made. Mainz Biomed undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.